Exhibit (11)(t)

Amended and Restated Investment Management Services Agreement
Between College Retirement Equities Fund and
TIAA-CREF Investment Management, LLC

SCHEDULE B

2010 Reimbursement Rates

Expense Deductions (as a percentage of average net assets)

For the year May 1, 2010 through April 30, 2011

Stock Account	0.00030% (corresponds to an annual rate of 0.110%)

Global Equities Account	0.00037% (corresponds to an annual rate of 0.135%)

Growth Account	0.00029% (corresponds to an annual rate of 0.105%)

Equity Index Account	0.00016% (corresponds to an annual rate of 0.060%)

Bond Market Account	0.00022% (corresponds to an annual rate of 0.080%)

Inflation-Linked Bond Account	0.00022% (corresponds to an annual rate of 0.080%)

Social Choice Account	0.00022% (corresponds to an annual rate of 0.080%)

Money Market Account	0.00014% (corresponds to an annual rate of 0.050%)

Date: Effective May 1, 2010 in accordance with prior approval by the CREF Board on March 31, 2010